NEWS RELEASE	ELD No. 15-07
TSX: ELD NYSE: EGO	May 26, 2015

Eldorado Gold Announces Positive Feasibility Study on Certej Project, Romania

(all figures in US dollars unless otherwise noted)

Vancouver, British Columbia –Eldorado Gold Corporation (“Eldorado” or the “Company”), is pleased to announce the completion of the Feasibility Study (“FS” or the “Study”) with its’ subsidiary, Deva Gold S.A., for the 80.5%-owned Certej project (“Certej” or the “Project”) in Romania. The Study was led by an internal team with technical support provided by various Canadian and Romanian consultants. The Certej project is located in the southern part of the Apuseni Mountains in central Romania, approximately 12 kilometres north-east of the regional town of Deva in Hunedoara County.

“The positive results of this study form the basis for Eldorado, together with our Romanian partners, to develop the Certej mine. Significant detailed engineering design and cost estimating provides for a high degree of confidence in the capital estimate and projected operating performance of the Certej project,” stated Paul N. Wright, Chief Executive Officer of Eldorado Gold.

The Study’s highlights include:

Generation of a post-tax internal rate of return (IRR) of 13% and a net present value (“NPV”) at a 5% discount rate of $229 million.
An open pit strip ratio of 2.96:1, mining a total of 44 million tonnes (Mt) of ore over the life of mine.
Estimated cash operating costs of $568/oz and all-in sustaining costs of $745/oz.
Initial capital estimate of $449 million and sustaining capital estimate of $203 million (including closure).
Processing rate of ~8,000 tonnes per day (“tpd”) would produce an average of 140,000 oz Au and 830,000 oz Ag per year.
Confirmation of Pressure Oxidation (POX) for mineral processing; regarded as Best Available Technology.
Recoveries of 87.4% and 80% for gold and silver respectively.

Major Assumptions

Discount rate of 5%.
Values are presented on a 100% basis.
Gold price of $1,250/oz, silver price of $16.50/oz.
Exchange Rates: 1 USD = 4 RON; 1 USD = 0.91 EUR.
Tax Rate of 16%.
Royalty Rate of 6%.
Transport & refining cost of $9.50/oz Au.

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Mineral Resources and Reserves

The mineral resource block model, which serves as the basis of the Mineral Resources and Mineral Reserves in the Study, was updated to incorporate additional information on geological boundaries within the ore body. Implementation of the geological boundaries resulted in minor, non-material changes to the resources and reserves. Table 1 summarizes the Mineral Resources as of May 1, 2015.

Table 1 – Certej Mineral Resources

Resource Category	Tonnes x 1,000	Au g/t	Au Ounces x 1,000	Ag g/t	Ag Ounces x 1,000
Measured	27,518	1.80	1,592	8.8	7,768
Indicated	62,463	1.23	2,472	8.9	17,833
M+I	89,981	1.40	4,064	8.9	25,601
Inferred	12,228	0.96	376	3.5	1,364

Mineral Reserves for the Project were calculated using a gold price of $1,250 per ounce and a silver price of $16.50 per ounce. The economic pit limits were calculated using the Lerchs-Grossman algorithm. The most financially beneficial shell from a series of 30 optimized pit shells that were generated formed the basis for the reserve pit, which was created and scheduled using all relevant design criteria. The final pit design incorporates the ramp grade, ramp width, bench heights, bench face angles, bench stack heights, berm width, geotechnical berm width and inter-ramp angle. Table 2 summarizes the Mineral Reserves as of May 1, 2015.

Table 2 – Certej Mineral Reserves

Reserve Category	Tonnes x 1,000	Au g/t	Au Ounces x 1,000	Ag g/t	Ag Ounces x 1,000
Proven	22,788	1.93	1,414	9.6	7,004
Probable	21,500	1.43	988	12.4	8,551
P+P	44,288	1.69	2,402	10.9	15,555

During the mining phase, higher grade ore is prioritized for direct mill feed, with lower grade ore stockpiled for treatment later in the mine life. Through direct feed from mining and by stockpile reclaiming, a constant mill feed of 3.0 Mt per annum will be maintained for nearly 15 years, of which 13 years of mill feed is obtained from open pit production and the last 2 years of mill feed is from stockpiled low-grade ore.

The reserve pit also contains approximately 131 Mt of waste and an overall strip ratio of 2.96:1 (waste tonnes to ore tonnes). Waste rock from open pit mining will be used in pre-production construction and, where practical, embankments for the tailings management facility. All surplus waste rock will be placed into two waste dumps, north and south of the open pit. Mining at Certej is planned to be performed by owner operated equipment using conventional open pit mining methods.

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Mineral Processing

Having previously evaluated several options for dealing with the refractory nature of the ore at Certej, the Company chose to utilize Pressure Oxidation (POX) as it is considered the best available technology. As part of the Study, Eldorado evaluated and implemented several areas of optimization and simplification within the process plant design, and successfully reduced the capital requirements.

Certej ore will be treated at a rate of 3.0 Mt per annum and comminuted by crushing, followed by a combination of SAG and ball milling. The ground ore will be subjected to simple rougher flotation to separate the gold-bearing sulphide fraction (pyrite) of the ore from the host andesite (silicate). Flotation concentrate is then subjected to pressure oxidation. The oxidized solids will be treated with limestone and lime at elevated temperatures to facilitate silver recovery, prior to conventional precious metal recovery by carbon-in-leach cyanidation (CIL), carbon stripping and electrowinning. CIL tails will be subjected to further treatment to ensure residual cyanide is destroyed before the tails are impounded. As Eldorado is a signatory member of the International Cyanide Management Code, the Company plans to work towards certifying Certej as compliant with the Code.

The Project will produce an average over the life of the mine of 140,000 oz Au and 830,000 oz Ag per annum, as a gold-silver doré, assaying roughly 15% Au and 85% Ag. Overall recovery of the precious metals from the Certej ore are expected to be 87.4% and 80% for gold and silver, respectively.

Capital Costs and Project Economics

The capital cost estimate included initial, sustaining and closure costs. Cost estimates were developed to a high level of accuracy. Mobile and plant equipment budget quotations were obtained from international suppliers. Construction and labour costs were built up from first principles for salaries, burdens and overhead. Unit rates for material commodities (earthworks, concrete, and steel) were verified by Romanian contractor and supplier quotations. Contingency was applied to each item based on the source and accuracy of the estimate data resulting in an overall Initial and Sustaining Contingency of 13% and 14%, respectively. The Capital Cost Summary is included in Table 3.

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Table 3 – Capital Cost Summary

Area	Description	Initial $ x 1,000	Sustaining $ x 1,000	Closure $ x 1,000
A	Overall Site	20,224	8,027	11,817
B	Mine	78,963	56,932	-
C	Crushing	5,293	651	-
D	Process Plant (Concentrator)	41,274	4,492	-
E	POX	74,954	6,632	-
F	CIL	24,489	770	-
G	Tailings	30,154	64,414	-
H	Infrastructure	10,025	1,296	-
J	Ancillary Facilities	5,490	-	-
K	Off Site Infrastructure	20,995	4,015	-
Direct		311,861	147,229	-
Indirects		78,034	15,385	-
Owner’s Cost		7,760	-	-
Contingency		51,350	22,326	5,908
Total Installed Cost		449,005	184,940	17,725

Operating costs were developed from first principles, inclusive of labour, consumables, fleet maintenance and repair, and general and administration. The Operating Cost Summary is included in Table 4.

Table 4 – Operating Cost Summary

Operating Costs	Units	LOM Average $	LOM Expenditure $M
Mining Cost (mined)	$/t mined	1.57
Mining Cost (ore)	$/t ore	6.20	275
Processing Cost	$/t ore	21.54	954
G&A	$/t ore	2.21	98
Operating Cost	$/t ore	29.95	1,327
Oxygen Plant Lease	$/t ore	1.25	55
Total Operating Cost	$/t ore	31.20	1,382

Table 5 – Detailed Operating Performance: Years 1-5

Performance		Year 1	Year 2	Year 3	Year 4	Year 5
Gold Production	koz	159	156	183	180	153
Silver Production	koz	556	714	899	1,035	1,057
Cash Cost	US$/oz Au	604	576	483	479	575
AISC	US$/oz Au	865	737	640	599	813

The Project economic analysis has been carried out for a range of gold prices with $1,250 per ounce selected as the base case. At $1,250 per ounce, the cash operating cost is $568 per ounce and the all-in sustaining cost is $745 per ounce. The analysis demonstrates that the Project will generate a positive NPV at 5% discount rate of $229 million and a positive IRR of 13%. Sensitivity of the Project to fluctuations in gold price are illustrated in Figure 1 below. Sensitivity to changing capital or operating costs for the base case is illustrated in Table 6 below.

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Figure 1 – Gold Price Sensitivity

Table 6 – Sensitivity Analysis: Capital and Operating Costs

IRR	CAPEX	359	404	449	494	539
OPEX		80%	90%	100%	110%	120%
24.96	80%	22%	19%	17%	15%	13%
28.08	90%	20%	17%	15%	13%	11%
31.20	100%	17%	15%	13%	11%	9%
34.32	110%	14%	12%	10%	9%	7%
37.44	120%	12%	10%	8%	6%	5%

Gold Price: $1,250/oz

Silver Price: $16.50/oz

With incorporation of the optimizations evaluated throughout the Study, Eldorado is pleased to have achieved an improved economic outlook for the Project. As development of the Project continues, opportunities remain to improve the economics and conduct additional optimization strategies that may have a positive impact on the Project economics. The Certej Project is ideally located to take advantage of the region’s highly developed infrastructure, including:

•         Power available within 14 km, from the national grid;

•         Fresh water available within 10 km, from the Mures River;

•         Fuel and lubrication bulk supply in Deva;

•         Limestone available from owner operated quarry within 13 km.

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The Project is located in a pro-mining region that welcomes long-term investment. The villages and cities in the county of Hunedoara are a source of skilled mining labour. The region will benefit from direct impacts, such as taxes, community projects, salaries, export revenues, skills development, royalties and job creation. Indirect impacts will include job creation through the supply chain, engineering and environmental services, utilities, transport, development of local services, as well as development of municipal facilities.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Certej Project Update and the release of the NI-43-101 Technical Report.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

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The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 27, 2015 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr

Vice President Investor Relations & Corporate Communications

604 601 6701

kristam@eldoradogold.com

www.eldoradogold.com

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